UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Private Income Opportunities, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

June 29, 2018

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$3,200,000 (approximately 5% of 05/31 NAV) (a)	Amount of Filing Fee:	$398.40 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Item 1.	SUMMARY TERM SHEET.

•	Partners Group Private Income Opportunities, LLC (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to $3,200,000 of the net assets of the Fund from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, including any incentive fee, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below), less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term “Share” or “Shares” refers to the limited liability company interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires. Shareholders that desire to tender a Share for purchase must do so by 11:59 p.m., Eastern Time on July 27, 2018 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender a Share for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of September 30, 2018, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is March 31, 2019, the Fund expects that the audit will be completed by the end of May 2019.

•	A Shareholder may tender all its Shares or a portion of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a NAV of less than $25,000 with respect to Class A Shares or to have a NAV of less than $100,000 with respect to Class I Shares, the Board of Managers reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Item 4(a)(1)(ii).

•	A Shareholder who tenders Shares prior to holding such Shares for 12 consecutive months may be subject to an “Early Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

•	Partial Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Share repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•	If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the unaudited net asset value of the Shares tendered (valued according to the Fund’s Limited Liability Company Agreement dated as of December 13, 2016 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.

•	The Note will entitle the tendering Shareholder to receive an initial payment in cash (valued according to the LLC Agreement equal to at least 95% of the unaudited value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 20 business days after October 1, 2018, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”) to make the Initial Payment.

•	The Note will also entitle a tendering Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Early Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by State Street Bank and Trust Company on the Shareholder’s behalf. Upon a written request by a Shareholder to State Street Bank and Trust Company, State Street Bank and Trust Company will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund or borrowings. The purchase amount will be paid entirely in cash, less any Early Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender a Share for purchase must do so by 11:59 p.m., Eastern Time, on July 27, 2018 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of a Share on or prior to August 24, 2018 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Share after such date. See Item 4(a)(1)(vi).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on July 27, 2018, a Shareholder that tenders all its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a) The name of the issuer is “Partners Group Private Income Opportunities, LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (212) 908-2600.

(b) The title of the securities that are the subject of the Offer is “limited liability company interests,” or portions thereof, in the Fund. As of the close of business on May 31, 2018, the net asset value of the Fund was $62,454,492.89. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to $3,200,000 of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Private Income Opportunities, LLC”. The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (212) 908-2600. The investment manager of the Fund is Partners Group (USA) Inc. (the “Adviser”). The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036. The managers on the Fund’s board of managers (the “Board of Managers”) are Lewis R. Hood, Jr., James F. Munsell, Stephen G. Ryan, Robert J. Swieringa and Robert M. Collins. The address for the Board of Managers is c/o Partners Group Private Income Opportunities, LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on July 27, 2018 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the value of the Shareholder's capital account (or portion thereof being repurchased) based on the net asset value as of the close of business on September 30, 2018, or, if the Offer is extended, as of any later Valuation Date after the reduction for all fees, including any Early Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Share or portion thereof being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all its Shares or a portion of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Class A Shares to have a net asset value of less than $25,000, or would cause the Shareholder’s remaining Class I Shares to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. Each Shareholder that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Shareholder will receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take up to 20 business days after the Repurchase Date to make the Initial Payment. The Note will also entitle a tendering Shareholder to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the value of the repurchased Shares as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Shares generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on July 27, 2018. Shareholders that desire to tender a Share for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated June 29, 2018, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, July 27, 2018 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of a Share on or prior to August 24, 2018 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to State Street Bank and Trust Company to the attention of Partners Group Private Income Opportunities, LLC, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to State Street Bank and Trust Company, also to the attention of Partners Group Private Income Opportunities, LLC, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by State Street Bank and Trust Company, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on July 27, 2018 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to State Street Bank and Trust Company by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering a Share pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by State Street Bank and Trust Company at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Share.

(ix) If Shares in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized. The amount of gain or loss is based on the difference between your tax basis in the Shares and the amount you receive for them upon disposition, which will include the Initial Payment and the Post-Audit Payment. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Shares. If disallowed, the loss will be reflected in an adjustment to the basis of the Shares acquired.

(2)	Not applicable.

(b) Any Shares to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on May 3, 2017 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser anticipates recommending to the Board of Managers that the Fund offer to repurchase Shares from Shareholders quarterly each year. The Fund commenced operations on April 1, 2017 and has previously made one offer to purchase Shares from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or shareholders of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers; and (ii) any other person, with respect to the Shares.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash or liquid securities or a combination thereof, in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders or from proceeds of the sale of securities and portfolio assets held by the Fund.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on May 31, 2018 estimated values, Mr. Robert M. Collins, Manager and President of the Fund, beneficially owns $104,618 of Shares (approximately 0.17% of all Shares) in the Fund.

Based on May 31, 2018 estimated values, Mr. James F. Munsell, Manager of the Fund, beneficially owns $78,122 of Shares (approximately 0.13% of all Shares) in the Fund.

Based on May 31, 2018 estimated values, Mr. Robert J. Swieringa, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on May 31, 2018 estimated values, Lewis R. Hood, Jr., Manager of the Fund, beneficially owns $104,459 of Shares (approximately 0.17% of all Shares) in the Fund.

Based on May 31, 2018 estimated values, Stephen G. Ryan, Manager of the Fund, beneficially owns $50,078 of Shares (approximately 0.08% of all Shares) in the Fund.

b) Other than the acceptance of subscriptions as of May 1, 2018 and June 1, 2018, there have been no transactions involving Shares that were affected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)	(1) The Fund commenced operations on April 1, 2017. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period from April 1, 2017 (commencement of operations) to September 30, 2017, previously filed with the SEC on Form N-CSR on December 5, 2017 and Audited Financial Statements for the Period Ended March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3) Not applicable.

(4) NAV per share of Class A interest $5.1950 (05/31/2018). NAV per share of Class I interest $5.2116 (05/31/2018).

(b)	The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

By:	/s/ Robert M. Collins
	Name:	Robert M. Collins
	Title:	President

June 29, 2018

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.